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                                                              EXHIBIT 99(a)(1)



NEWS RELEASE
C-99021


Media Contacts:
Kim Quirk         Texas Instruments                  972-480-6878
Mike Dunbar       Integrated Sensor Solutions        408-324-1044
(Please do not publish these numbers.)




             TEXAS INSTRUMENTS AND INTEGRATED SENSOR SOLUTIONS ENTER
                      INTO AGREEMENT FOR TI TO ACQUIRE ISS

        TRANSACTION TO STRENGTHEN TI'S MATERIALS & CONTROLS BUSINESS UNIT

         DALLAS (May 3, 1999) - Texas Instruments (TI) and Integrated Sensor Solutions, Inc. (ISS) today announced that they have entered into an agreement for TI to acquire ISS, further strengthening the company's presence in the high-growth automotive sensors market. The acquisition will provide TI's Materials & Controls (M&C) business with added expertise and a broadened product portfolio to complement its leading position in pressure sensors.

         The agreement is for an all-cash tender offer for all outstanding shares of ISS's common stock at $8.05 per share, or about $62 million.

         Integrated Sensor Solutions designs, manufactures and markets high performance intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. Applications include new generation low emission engines and advanced vehicle stability systems, such as common rail diesel fuel injection (CRI), gasoline direct injection (GDI) and vehicle dynamic control (VDC). Their solutions are used by some of the world's leading automotive suppliers including Robert Bosch GmbH, Cummins Engine Company, Inc., Honda R&D Co. Ltd., Automotive Controls Corp., Knorr-Bremse Systems GmbH, Nagano Keiki Co., Ltd., and Michelin North America, Inc.


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         "The acquisition of ISS significantly strengthens our ability to serve the high-growth markets for automotive and industrial sensors," said Tom Wroe, president of TI's Materials & Controls (M&C) business. "By supporting ISS's strong customer positions and product portfolio with TI's sensor technologies, operational excellence and global presence, we expect to achieve major growth in this key area."

         The company will become part of the Automotive Sensors & Controls group of TI's M&C business based in Attleboro, Massachusetts. M&C is a market leader in sensors and controls used in the transportation, appliance, HVAC, industrial/commercial, and electronic/communication markets.

         "The merging of Integrated Sensor Solutions and M&C provides a unique position of strength to fully exploit market opportunities," said Manher Naik, President, Chairman and CEO of Integrated Sensor Solutions. "With TI's global presence, we will be able to address and support a worldwide customer base."

         TI will, subject to satisfaction of certain conditions, commence the all-cash tender offer on May 7, 1999, and the tender offer is scheduled to expire at midnight EDT on June 4, 1999, unless extended. TI intends to acquire the ISS common stock through a wholly-owned subsidiary of TI. Any shares not purchased in the tender offer will be acquired for the tender offer price in cash in a second-step merger.

         The boards of directors of both companies have unanimously approved the acquisition, and the ISS board of directors has recommended that ISS's stockholders accept TI's all cash tender offer. Consummation of the acquisition is contingent upon the tender of a majority of ISS's outstanding common stock on a fully-diluted basis, antitrust agency approvals in the United States and Germany and certain other conditions.

         Integrated Sensor Solutions was founded in 1989 and became publicly traded in 1998. The stock trades under the symbol ISNR (Nasdaq). With locations in San Jose, California, and

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Dresden, Germany, the company has approximately 170 employees and had sales of
$15.2 million for its fiscal year ending March 31, 1998, and unaudited sales of $16.8 million for the nine months ending December 31, 1998.

                                      # # #

NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational and productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com

TI's Materials & Controls business is a leading supplier of engineered materials, sensors, and control devices that are used in aircraft, appliance, automotive, industrial, military, and telecommunications markets. Currently, the business is combining its traditional electro-mechanical and metallurgical capabilities with TI's microelectronic skills to capitalize on rapidly growing electronic opportunities such as sensors, interconnection and radio frequency identification systems.

Integrated Sensor Solutions Inc. manufactures and markets high performance, intelligent sensor products that are used in electronic control systems by customers in the automotive and industrial markets. The Company's products are application specific integrated circuits ("ASICs") and integrated sensor devices ("ISDs"). The Company's initial focus on automotive applications has resulted in its products being designed into a broad range of electronic control systems such as fuel injection, tire pressure, engine control, air bag, suspension and brake systems. While continuing its efforts to further penetrate the automotive market, the Company has leveraged its technology to develop products that address high volume industrial applications including utility gas meters, refrigeration, air conditioning and process control systems.